UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated July 18, 2011: Paragon Shipping Inc. Announces New Charter Agreements for Two of its Handysize Newbuildings and for M/V Deep Seas.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010, with the exception of the comments of Michael Bodouroglou contained in the third paragraph of the exhibit hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: July 18, 2011	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman and Chief Executive Officer

EXHIBIT 99.1

PARAGON SHIPPING INC. ANNOUNCES NEW CHARTER AGREEMENTS FOR TWO OF ITS HANDYSIZE NEWBUILDINGS AND FOR M/V DEEP SEAS.

ATHENS, Greece, July 18, 2011 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes, announced today that it has entered into fixed rate time charter agreements for two of its 37,200 dwt, Handysize newbuildings with Cargill International S.A.  Both vessels have been fixed for a period of two years at a gross daily rate of $12,125 commencing upon their delivery to the Company, which is expected to take place in the first quarter of 2012.  In addition, the charterers have an option to extend the charter period for an additional year at a gross daily rate of $15,500.

The Company also announced that it has entered into a three year time charter agreement for the M/V Deep Seas, a 1999 build, 72,891 dwt Panamax bulkcarrier, with Morgan Stanley Capital Group Inc. at a gross daily rate of $11,000, plus 50% profit sharing based on the BPI Index commencing when its current time charter agreement expires in September, 2011.  Furthermore, the charterers have an option to extend the charter period for an additional year at a gross daily rate of $14,000.

Commenting on these developments Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce these new chartering agreements with Cargill and Morgan Stanley, two well respected charterers in the industry.  As a result, our fixed revenue days are 57% in 2012 and 35% in 2013, which increases our cash flow visibility during these turbulent market conditions.  These three new time charter contracts are anticipated to contribute approximately $27.7 million of gross revenues during the minimum scheduled periods of the charters.  In addition, our time charter on M/V Deep Seas allows us to participate in any upturn in freight rates during the initial charter period through our profit sharing agreement."

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes.  The Company’s current fleet consists of eleven drybulk vessels with a total carrying capacity of 747,994 dwt. In addition, Paragon entered into contracts for the construction of four Handysize and one Kamsarmax drybulk carriers that are scheduled to be delivered in 2011 and 2012 and as a result will increase the fleet size to 16 dry bulk vessels with a dwt capacity of 978,794.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media

Capital Link, Inc.

Paul Lampoutis

230 Park Avenue

Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: paragon@capitallink.com